UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                             Everlast Worldwide Inc.
                             -----------------------
                                (Name of Issuer)

                    Common Stock, par value $0.002 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    300355104
                                    ---------
                                 (CUSIP Number)

                             Arnold J. Levine, Esq.
                               Proskauer Rose LLP
                                  1585 Broadway
                               New York, NY 10036
                                 (212) 969-3000
                           ---------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 1, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 300355104

1    Names of Reporting Persons                   Hidary Group Acquisitions, LLC
     I.R.S. Identification Nos. of above persons (entities only)
     ---------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) |_|
     (b) |X|
--------------------------------------------------------------------------------
3      SEC Use Only

--------------------------------------------------------------------------------
4    Source of Funds (See Instructions)
     OO, BK
--------------------------------------------------------------------------------
5    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)    |_|
--------------------------------------------------------------------------------
6    Citizenship or Place of Organization
     Delaware
--------------------------------------------------------------------------------
                 7      Sole Voting Power                                0
                        --------------------------------------------------------
Number of        8      Shared Voting Power                      1,517,305
                        --------------------------------------------------------
Shares Bene-     9      Sole Dispositive Power                           0
                        --------------------------------------------------------
ficially Owned   10     Shared Dispositive Power                   418,255
                        --------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person      1,517,305
--------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)  |X|
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)                    36.1%
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)                              OO
--------------------------------------------------------------------------------

CUSIP No. 300355104

1    Names of Reporting Persons           Aquamarine Capital Management, LLC
     I.R.S. Identification Nos. of above persons (entities only)
     ---------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) |_|
     (b) |X|
--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Source of Funds (See Instructions)
     OO
--------------------------------------------------------------------------------
5    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2(e)  |_|
--------------------------------------------------------------------------------
6    Citizenship or Place of Organization
     Delaware
--------------------------------------------------------------------------------
                 7      Sole Voting Power                                0
                        --------------------------------------------------------
Number of        8      Shared Voting Power                        127,993
                        --------------------------------------------------------
Shares Bene-     9      Sole Dispositive Power                           0
                        --------------------------------------------------------
ficially Owned   10     Shared Dispositive Power                   127,993
                        --------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person    127,993
--------------------------------------------------------------------------------
12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  |X|
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)                 3.1%
--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)                          IA
--------------------------------------------------------------------------------

This statement is filed with respect to the shares of common stock, $0.002 par value (the "Common Stock") of Everlast Worldwide, Inc. (the "Company"), beneficially owned by Hidary Group Acquisitions, LLC ("Hidary") and Aquamarine Capital Management, LLC ("Aquamarine" and, together with Hidary, the "Reporting Persons") as of July 1, 2007 and amends and supplements the Schedule 13D filed on June 24, 2007 and amended on June 28, 2007 and on June 29, 2007 (collectively, the "Statement"). Except as set forth herein, the Statement is unmodified.

Item 4. Purpose of Transaction

      Item 4 is amended by adding one paragraph and replacing the last paragraph of Item 4 in its entirety with the second paragraph below:

      On July 1, 2007, Hidary delivered a letter (the "July 1 Letter") to the Company stating, among other things, that the Company is willfully and materially violating the Merger Agreement, as the Company (1) has not provided Hidary with the notice required by Section 7.03(d) of the Merger Agreement with respect to the publicly disclosed revised proposal made by Brand Holdings Limited (the "Revised BH Proposal") and (2) has not negotiated with Hidary in good faith in response to the New Hidary Proposal, as also required by Section 7.03(d) of the Merger Agreement. Hidary also stated in the July 1 Letter that, based on its analysis and evaluation, it had concluded that the Revised BH Proposal does not constitute a Superior Proposal (as defined in the Merger Agreement) -- as in Hidary's view such proposal is not more favorable to the Company's stockholders from a financial point of view than the New Hidary Proposal. A copy of the July 1 Letter is attached as Exhibit 99.20 to this Statement and is incorporated by reference herein.

      The information set forth in response to this Item 4 is qualified in its entirety by reference to the Merger Agreement, the letter setting forth the Hidary Proposal, the June 28 Letter, the July 1 Letter, the Press Release, the Voting Agreements, the Limited Guarantees, the Rollover Commitment Letters, the Interim Investors Agreement, the Equity Commitment Letters and the Debt Commitment Letters, each of which is filed as an exhibit hereto and is incorporated by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

      The first paragraph of Item 6 is replaced in its entirety by the following:

      Each of the Merger Agreement, the letter setting forth the Hidary Proposal, the June 28 Letter, the July 1 Letter, the Press Release, the Voting Agreements, the Rollover Commitment Letters, the Interim Investors Agreement, the Limited Guarantees, the Equity Commitment Letters and the Debt Commitment Letters (each of which is defined and described in Item 4, which definitions and descriptions are incorporated herein by reference) are filed as exhibits hereto and are incorporated by reference in their entirety into this Item 6.

Item 7. Material to be Filed as Exhibits.

      Item 7 is amended by adding Exhibit 99.20.

Exhibit     Description
-------     --------------------------------------------------------------------
99.20       Letter dated July 1, 2007 from Hidary Group Acquisitions, LLC to
            Everlast Worldwide Inc.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete, and correct.


Date: July 3, 2007                          HIDARY GROUP ACQUISITIONS, LLC

                                            By:   The Hidary Group, LLC
                                                  its member


                                                  By:   /s/ Jack D. Hidary
                                                        ------------------------
                                                        Name:   Jack D. Hidary
                                                        Title:  Managing Member

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete, and correct.


Date: July 3, 2007                          AQUAMARINE CAPITAL MANAGEMENT, LLC


                                            By:   /s/ Guy Spier
                                                  ------------------------------
                                                  Name:   Guy Spier
                                                  Title:Managing Member

                                  EXHIBIT INDEX

Exhibit     Description
-------     --------------------------------------------------------------------
99.20       Letter dated July 1, 2007 from Hidary Group Acquisitions, LLC to
            Everlast Worldwide Inc.